

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 19, 2008

Ms. Kandimathie Christine Ramon
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue
Rosebank, Johannesburg, 2196
South Africa

> **Re: Sasol Limited**
> **Form 20-F for the Year Ended June 30, 2007**
> **Filed November 21, 2007**
> **File No. 1-31615**

Dear Ms. Ramon:

We have completed our review of your 2007 Form 20-F, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief